Tel Aviv, December 28, 2010
Our ref: 13850/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1
Filed July 29, 2010
File No. 333-168378

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics Inc. (the “Company”), we provide the Company’s response to the comment letter dated August 12, 2010, relating to the above referenced filing (the "Registration Statement").

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated August 12, 2010 have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment.  Factual statements included herein are based on information provided by the Company.  Information about Clal Biotechnology Industries Ltd. ("CBI") and Tikcro Technologies Ltd. ("Tikcro") (together, the "Selling Stockholders") is based in each case on information provided by the Selling Stockholders.

General

1.
We note that you are registering the sale of 10,936,747 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction may be considered a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible debentures (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

Response

The Company believes that the sale of securities registered on the Registration Statement by the Selling Stockholders named therein is appropriately characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), and does not constitute an indirect primary offering by the Company. Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to "[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary". The Registration Statement has been filed on behalf of the Selling Stockholders, none of which is a subsidiary of the Company and the Company is not a subsidiary of any of the Selling Stockholders.

Applying the specific facts of the transaction involved to the factors identified by the Staff, the Company respectfully submits that, given the circumstances of this specific transaction, the registration of the shares included in the Registration Statement complies with the requirements of Rule 415(a)(1)(i).

The relationship of each Selling Stockholder with the company, including an analysis of whether each Selling Stockholders is an affiliate of the company.

 CBI purchased 2,863,165 shares of the Company in private transactions prior to March 2008. On March 12, 2008, the Company entered into a Subscription and Registration Rights Agreement with CBI, pursuant to which the Company agreed to issue 650,000 shares of common stock to CBI for a purchase price of NIS 3.52 (approximately $1.028 based on the exchange rate of May 15, 2008) per share, for an aggregate purchase price of NIS 2,288,000 (approximately $668,000 based on the exchange rate of May 15, 2008). The transaction was consummated on May 15, 2008. Pursuant to the terms of the Subscription and Registration Rights Agreement, the Company granted CBI certain registration rights.

On June 22, 2008, the Company entered into Subscription and Registration Rights Agreements with CBI and Tikcro, according to which:

 (a) Tikcro would purchase (i) 837,521 shares of common stock at a price per share equal to $0.597, for an aggregate purchase price equal to $500,000, (ii) debentures in the amount of $2,000,000 convertible into up to 3,464,385 shares of common stock at a price per share of $0.716, and (iii) warrants to purchase up to 4,301,906 shares of our common stock at an exercise price of $0.716 per share.1; and

(b) CBI would purchase (i) 335,008 shares of common stock at a price per share equal to $0.597, for an aggregate purchase price equal to $200,000, (ii) debentures in the amount of $800,000 convertible into up to 1,385,754 shares of common stock at a price per share of $0.716 (together with the debentures purchased by Tikcro as part of this agreement, the "Debentures"), and (iii) warrants to purchase up to 1,720,763 shares of our common stock at an exercise price of $0.716 per share.1

The transactions were consummated on July 30, 2008. In connection with the Subscription and Registration Rights Agreements dated June 22, 2008, the Company granted to the Selling Stockholders certain anti-dilution rights and adjustments with respect to the shares of common stock, the Debentures and warrants issued to them under those agreements. In addition, the Company granted the Selling Stockholders certain registration rights.

1 The number of shares underlying the above warrants assumes a cash exercise.  Were the warrants to be exercised "cashlessly" (i.e., where a portion of the shares is used to pay the exercise price), fewer shares of common stock would be received.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

In connection with the transactions contemplated by the Subscription and Registration Rights Agreement dated June 22, 2008 with Tikcro, the Company agreed to: (i) designate an executive committee of the Board of Directors consisting of four members of the board: Professor Hochberg, an external director (currently Mr. David Schlachet), and the members of the Board of Directors nominated by each of Tikcro and CBI. The executive committee reviews and discusses material transactions involving the Company, the Company's annual budget and other matters relating to the Company's investment policies and working plan, and its approval is required for these matters. As of the date hereof, the executive committee is comprised of three members: Professor Hochberg, David Shlachet, and Aviv Boim (nominated by Tikcro); (ii) pay Tikcro a consulting fee, for as long as a director designated by Tikcro is a member of the Board of Directors, for consulting services to be provided to the Company by a representative of Tikcro. The consulting fee consists of an annual payment of $30,000 and an annual issuance of 63,939 shares of common stock; and (iii) furnish the Selling Stockholders certain financial information about the Company in order to enable the timely reporting of their financial statements, as required under applicable law.

On December 17, 2008, the Company filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-1 registration for resale a total of 1,872,780 shares of common stock, of which 985,008 shares were registered on behalf of CBI and 837,521 shares were registered on behalf of Tikcro. Such registration statement was declared effective by the SEC on June 22, 2009.

On September 30, 2009, Tikcro received 63,939 shares in payment as a consulting fee for services to be provided over the course of the year commencing July 2009 and ending June 2010. This payment was worth approximately $55,000 at the market share price on the date of payment.

As of the date hereof, Tikcro beneficially owns 8,563,379 shares of the common stock (including 4,301,906 shares underlying warrants and 3,464,385 shares issuable upon conversion of the Debentures, assuming full conversion of the Debentures at the date hereof).

As of the date hereof, CBI beneficially owns 6,940,962 shares of the common stock (including 1,720,763 shares underlying warrants and 1,385,754 shares issuable upon conversion of the Debentures, assuming full conversion of the Debentures at the date hereof).

The shares being registered in this Registration Statement include all issued and underlying shares issued by the Company to the Selling Stockholders that have not yet been registered.

While each of the Selling Stockholder may be considered an affiliate of Company under U.S. securities law, it should be noted that CBI holds 14.55% and Tikcro holds 3.02% of the Company's issued common stock and neither of the Selling Stockholders in fact controls the Company. The current board of directors of the Company consists of six members – the chairman of the board (unaffiliated with the Selling Stockholders), Prof. Hochberg (Chief Scientific Officer and the founder of the Company), one member originally designated by a shareholder other than Tikcro or CBI, two external directors (as required by the applicable Israeli rules) and one member originally designated by Tikcro (CBI currently has no designee on the Board of Directors and has not nominated a candidate). While, as indicated below, several stockholders, including the Selling Stockholders, have entered into voting agreements, such voting agreements only require the stockholders party to these agreements to vote in favor of the election of the other parties' board nominees. The Company is not aware of any coordination or other cooperation between the stockholders party to these agreements, in general, and the Selling Stockholders, specifically, other than specified in the voting agreements. We note that the Selling Stockholders have not filed reports with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, as a "group".

Any relationships among the selling Stockholders.

On July 30, 2008, in connection with the closing of the private placement of the Company's securities pursuant to Subscription and Registration Rights Agreements, the Selling Stockholders, Professor Abraham Hochberg, and Mr. Avi Barak, entered into an irrevocable voting agreement (the "First Voting Agreement").

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

Pursuant to the First Voting Agreement, the parties thereto agreed, subject to applicable law, to vote or cause to be voted all shares of the Company's common stock or other voting securities directly or indirectly owned by it or him at any general meeting of the Company's stockholders at which members of the Company's board of directors are to be elected in favor of the election of one nominee recommended by each of the Selling Stockholders and Professor Hochberg. The parties further agreed not to vote to terminate the membership of any such nominee on the Company's board of Directors without the prior written consent of the applicable nominating party. On the effective date of the First Voting Agreement the board consisted of eight members.

The right to nominate a director under the First Voting Agreement is in effect as long as a party holds securities (on an as converted basis including any type of debt convertible into equity of the Company but excluding warrants or options to purchase equity of the Company) that represent more than 7% of the Company’s issued and outstanding share capital.

On November 22, 2009, CBI, Professor Abraham Hochberg and Mr. Avi Barak notified the Company that they had signed a voting agreement (the “Second Voting Agreement”) according to which each party (Professor Hochberg and Mr. Barak are together considered one party) is required to vote at general meetings for the election of two directors designated by the other party (i.e., two directors designated by CBI and two directors designated by Professor Hochberg and Mr. Barak acting together). Tikcro is not a party to the Second Voting Agreement.

Other than the First Voting Agreement, the Company is not aware of any other relationships among the Selling Stockholders.

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

The Company advises the Staff that it received from CBI a total of $1,668,000 ($888,000 for the issuance of shares of common stock that are not covered by the Registration Statement and $800,000 for the issuance of convertible debentures), and that it received from Tikcro a total of $2,500,000 ($500,000 for the issuance of shares of common stock that are not covered by the Registration Statement and $2,000,000 for the issuance of convertible debentures). In addition, as explained in response to comment 2, below, the Company has issued Tikcro 63,939 shares of common stock that are covered by the Registration Statement by way of payment for consulting services, the total value of which is approximately $46,000 based on the closing price of the common stock on the Tel Aviv Stock Exchange (“TASE”) on December 27, 2010.

The discount at which the shareholders will purchase the common stock underlying the convertible debentures (or any related security, such as a warrant or option) upon conversion or exercise.

There is no discount applicable to the purchase of the common stock underlying the convertible debentures or warrants. On the contrary, there was a premium to the market price for both (i) the shares issued and (ii) the conversion price of the convertible debentures and the warrants. The convertible debentures and warrants are convertible and exercisable, respectively, at a price of $0.716 per share (subject to adjustment), while the market price as of the closing date of July 30, 2008 for the common stock on the TASE was $0.600 per share. The conversion/exercise price represents a slight discount to the current market price of the common stock (approximately $0.719 as of December 27, 2010).

Whether or not any of the selling shareholders is in the business of buying and selling securities.

Tikcro is not in the business of buying and selling securities.  Rather, Tikcro funds growth companies without limitation as to industry or revenues and to-date has invested only in BioCancell.  As a result, Tikcro expects to benefit from the appreciation of BioCancell and other businesses it may invest in over several years and not through the immediate sale of its shares in such holdings. Other than its investment in BioCancell, Tikcro does not currently conduct any significant operations. Tikcro has sold a total of 104,372 shares of our common stock since July 2008.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

 CBI, an Israeli corporation listed on the TASE, is an investment company that invests in innovative bio-pharma technologies and companies with a view to building them. It is not in the business of buying and selling securities. CBI has sold a total of 13,728 shares of our common stock since July 2008.

Each of the Selling Stockholders has made an investment in the Company for its own account and holds the risk of ownership. The shares of common stock registered are issuable under securities that were issued by the Company more than two years ago, in July 2008. Both of the Selling Stockholders are long-term investors in the Company. The Company respectfully submits that the Selling Stockholders are not acting as a conduit for a primary distribution of the securities of the Company.

Also note that the debentures are convertible at a fixed conversion price of $0.716 per share, subject to adjustments for anti-dilution events.  These conversion and exercise prices are not subject to adjustment based upon the trading or market price of the stock.  Accordingly, there is no discount to the future market price.  The lack of any variable conversion feature or market price reset feature further supports a finding that the Selling Stockholders are bearing the market risk of fluctuations in the stock price and that none of them are acting as an underwriter conducting a primary offering on behalf of the Company.

The Company respectfully contends that the cumulative impact of the above discussed items presents sufficient circumstances to warrant the offering to be treated as a secondary resale offering under Rule 415.

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

Response

The Company proposes to include the following information and table in an amendment to its Form S-1.

The gross proceeds to the Company from the sale of the convertible debentures was $3,472,700 (of which $2,480,500 was from Tikcro and $992,200 was from CBI), including interest accrued through October 31, 2010, which was not required to be paid to the Selling Stockholders but rather added to the principal amount of the debentures.

The following table sets forth the various expenses payable by us to or on behalf of any selling stockholder, any affiliate of a Selling Stockholder, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments) in connection with the sale and distribution of the securities in the private placement transactions on July 30, 2008, the registration statement declared effective on June 22, 2009, as well as estimated expenses for this Registration Statement (note, however, that the Company expects to be reimbursed by the Selling Stockholders for the expenses related to this Registration Statement in the amounts indicated in the last column in the chart that follows).  All of the amounts shown in the charts are estimated.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

Nature of Payment	Purpose	Estimated Amount/ Value		Estimated Amount to be Reimbursed
Legal Fees and Expenses	Legal fees and expenses paid on behalf of the Selling Stockholders in connection with the private placement transactions on July 30, 2008, the registration statement declared effective on June 22, 2009 and this Registration Statement.	$70,000	*	$40,000	*
SEC Registration Fee	In connection with the private placement transactions on May 15, 2008 and July 30, 2008, the Company also entered into a registration rights agreement with the Selling Stockholders pursuant to which we agreed to file a registration statement registering for resale the shares underlying the securities issued to the Selling Stockholders in the private placements and the subject of the registration statement declared effective on June 22, 2009 and this Registration Statement.	$456		$444
Interest Payment	Under the terms of the Debentures, we were not obligated to make interest payments in the first year following the closing date, but rather added the interest for the first year to the principal amount of the Debentures.	$0		$0
Consulting Fees	In connection with the private placement transaction on June 22, 2008, the Company agreed to pay Tikcro a consulting fee (consisting of an annual payment of $30,000 and an annual issuance of 63,939 shares of the Company’s common stock) for as long as a director designated by Tikcro is a member of the Board of Directors, for consulting services to be provided to the Company. (The 63,939 shares received to date have been included in data provided in response to comment 4, below, and are therefore not included here).	$30,000		$0
	Total:	$100,456		$40,444
* Includes estimated expenses.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

o	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

o	the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated as follows:

▪	if the conversion price per share is set at a fixed price, use the price per share established in the convertible debentures; and

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

▪
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debentures and determine the conversion price per share as of that date;

o	the total possible shares underlying the convertible debentures;

o
the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

o
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

o
the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are terms of the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

The Company proposes to include the following table in an amendment to its Form S-1.

Selling Stockholder	Securities(1)	Combined Market Price of Securities at Closing Date(2)	Combined Conversion Price of Securities(3)	Possible Discount (Premium) to Market (4)
Clal Biotechnology Industries Ltd.	2,234,637	$1,340,138	$1,600,000	$(259,862)
Clal Biotechnology Industries Ltd. - Interest on Debentures5	536,872	$321,968	$384,400	$(62,432)
Tikcro Technologies Ltd.	5,586,592	$3,350,345	$4,000,000	$(649,655)
Tikcro Technologies Ltd - Interest on Debentures5	1,342,179	$804,920	$961,000	$(156,080)
TOTALS	9,700,280	$5,817,371	$6,945,400	$(1,128,029)

(1) Represents the total possible shares underlying the Debentures (assuming no interest payments and complete conversion throughout the term of the Debentures). Includes the shares underlying Warrants on a 1:1 ratio, assuming a cash exercise as explained in footnote 1 in response to comment 1.
(2) Represents the combined market price of the total number of shares underlying the Debentures, based on the market value of $0.60 per share on July 30, 2008 (the closing date), and the total possible shares underlying the Debentures.
(3) Represents the combined conversion price of the total number of shares underlying the Debentures calculated by using the contractual conversion price of $0.716 per share and the total possible number of shares the Selling Stockholders may receive, including the shares underlying Warrants on a 1:1 ratio assuming a cash exercise as explained in footnote 1 in response to comment 1.
(4) Reflects the total possible discount (premium) to the market price as of the closing date, calculated by subtracting the total conversion value on the closing date from the combined market price of the total number of shares underlying the Debentures and Warrants (on a 1:1 ratio, assuming a cash exercise as explained in footnote 1 in response to comment 1) on that date.
 (5) Accrued dollar-linked interest of 10% per annum, to be added to the principal of the debenture (and considered as part of the principal for the purposes of conversion) for the first nine quarters.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

4.    Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

o	market price per share of the underlying securities on the date of the sale of that other security;

o	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

▪	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

▪
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of mat other security and determine the conversion price per share as of that date;

o	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

o
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

o
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

o
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response

The Company proposes to include the following table in an amendment to its registration statement on Form S-1.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

The following table shows the total potential profit that a Selling Stockholder may realize as a result of any conversion discounts underlying any other warrants, options, notes, or other securities acquired by such selling stockholder (other than the Debentures and other than securities acquired by the selling stockholders other than through private placements).

Selling Stockholder	Date of Issuance	Market Price Per Share (1)	Purchase or Exercise Price (2)	Number of Shares Issued or Issuable Upon Conversion or Exercise (3)	Combined Market Price of Securities (4)	Combined Conversion Price of Shares Issued (5)	Combined Conversion Price of Shares Issuable Upon Conversion or Exercise (6)	Total Discount (Premium) to Market (7)
Shares:
CBI	May 15, 2008	$0.685	$1.028	650,000	$445,166	$668,224	N/A	$(223,058)
CBI	July 30, 2008	$0.60	$0.597	335,008	$200,908	$200,000	N/A	$908
Tikcro	July 30, 2008	$0.60	$0.597	736,524	$441,702	$439,705	N/A	$1,997
				47,966(8)	$28,766	$28,636		$130
				53,031(9)	$31,803	$31,659		$144
Tikcro (10)	October 1, 2009	$0.862	$0.845	63,939	$55,126	$54,006	N/A	$1,120
Sub-Total				1,886,468	$1,203,471	$1,422,230	N/A	$(218,759)
Shares Underlying Warrants:
CBI	July 30, 2008	$0.60	$0.716	335,008	$200,908	N/A	$239,866	$(38,957)
Tikcro	July 30, 2008	$0.60	$0.716	837,521	$502,271	N/A	$599,665	$(97,394)
Sub-total				1,172,529	$703,179	N/A	$839,531	$(136,351)
TOTAL				3,058,997	$1,906,650	$1,422,230	$839,531	$(355,110)

(1)	Represents the market price per share of the underlying securities on the date of the sale of that security.
(2)	Represents the purchase/conversion/exercise price per share as of the date of the sale of such other security.
(3)	Represents the total possible shares received or to be received assuming complete conversion/exercise.
(4)
Represents the combined market price of the total number of underlying shares. Such price was calculated by multiplying the market price per share on the date of the sale of that other security by the total possible shares received or to be received.

(5)	In regard to the shares, represents the actual price paid for the total shares received.
(6)
Represents the combined conversion price of the total number of shares underlying such other security.  Such price was calculated by multiplying the conversion price on the date of the sale of that other security and the total possible number of underlying shares from the option conversion.

(7)
Represents the total possible discount (premium) to the market price as of the date of the sale of that other security.  Such price was calculated by subtracting the combined conversion price of shares issued or the combined conversion price on the date of the sale of such other security from the combined market price of the total number of underlying shares on that date.

(8)	The shares were sold in open market transactions by the Selling Stockholder on January 12, 2010 at approximately $1.111 per share.
(9)	The shares were sold in open market transactions by the Selling Stockholder on January 13, 2010 at approximately $1.067 per share.
(10)	Shares received in lieu of cash management fee (as described in response to comment 2, above).

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2 above;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4 above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments, as disclosed in response to comment 2 above, and the total possible discount to the market price of the shares underlying the convertible debentures, as disclosed in response to comment 3 above, divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Response:

The Company proposes to include the following table in an amendment to its Form S-1. The following table shows a comparison of the proceeds to the Company as a result of the current offering as well as the potential future proceeds to the Company as a result of the exercise of securities currently held by the selling stockholders, which such securities were acquired by the selling stockholders in the current or prior offerings.

Gross Proceeds to the Company(1)		Potential Payments by the Company (3)	Net Proceeds to the Company	Potential Profit (Loss) to the Selling Stockholders (4)	Percentage of Profit (5)	Average Percentage of Profit (6)
$3,472,700	(2)	$60,012	$3,412,688	$(1,483,139)	N.A.	N.A.

(1)
Represents all payments that have been made or that may be required to be made by the Selling Stockholders or affiliates of the Selling Stockholders to the issuer including the interest accrued from the Debentures through October 31, 2010, as provided in response to comment 3, above, which was not required to be paid to the Selling Stockholders, but was rather added to the principal amount of the debentures.

(2)	Represents $2,480,500 from Tikcro, and $992,200 from CBI.
(3)
Represents all payments that have been made or that may be required to be made by the issuer to the Selling Stockholders or affiliates of the selling stockholders (other than those for which the Company expects to be reimbursed), as provided in response to comment 2, above.

(4)
Represents the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock, warrants and any other warrants, options, notes, or other securities of the issuer that are held by the Selling Stockholders or any affiliates of the Selling Stockholder, as provided in response to comments 3 and 4, above.

(5)
Represents the total amount of all possible payments (as provided in response to comment 2, above) and the total possible discount to the market price of the shares underlying the Debentures (as provided in response to comment 3, above) and the total possible discount to the market price of the shares underlying any other securities (as provided in response to comment 4, above) divided by the net proceeds to the issuer from the sale of the Debentures and other securities.

(6)	Represents the amount of that percentage set forth in (3) averaged over the term of the Debentures and other securities.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other man the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

Please see the Company’s response below.  After considering our response to comment 1 above, please advise whether the SEC believes the following information is material to investors and should be incorporated into the Registration Statement.

The following table summarizes all prior securities transactions between the Company and the Selling Stockholders.

Date of the Transaction	Selling Stockholder	Total Number of Shares Outstanding Prior to the Transaction	Security Type	Total Number of Shares held by Non- Affiliates of the Company Prior to the Transaction (1)	Total Number of Shares Issued or Issuable to the Selling Stockholders in the Transaction	Shares Issued or issuable in the Transaction as a Percentage of Shares Held by Non- Affiliates (2)	Market Price Per Share Immediately Prior to the Transaction	Current Market Price Per Share (3)
May 15, 2008	CBI	12,398,026	Shares	6,575,869	650,000	5.24%	$0.68	$0.719
July 30, 2008	Tickro	13,175,750	Shares	6,603,012	837,521	12.68%	$0.60	$0.719
July 30, 2008	Tickro	13,175,750	Underlying Shares(4)	6,603,012	7,766,921	117.62%	$0.60	$0.719
July 30, 2008	CBI	13,175,750	Shares	6,603,012	335,008	5.07%	$0.60	$0.719
July 30, 2008	CBI	13,175,750	Underlying Shares(4)	6,603,012	3,106,517	47.05%	$0.60	$0.719
September 30, 2009	Tikcro	16,292,611	Shares	8,152,221	63,939	0.004%	$0.85	$0.719

(1) This figure excludes holdings of the Selling Stockholders, affiliates of the Company, or affiliates of the Selling Stockholders. Non-affiliates currently hold 18,055,394 shares of our common stock. See the Company’s response to comment 7 below for more information.

(2) This calculation excludes from the denominator any shares held by the Selling Stockholders, affiliates of the Company, or affiliates of the Selling Stockholders.

(3) Market price per share of our common stock on December 27, 2010.

(4) Shares underlying convertible debentures and warrants.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

In addition to the transactions listed above, during March 2010 we executed private placements to institutional and individual investors of 4,157,500 common shares of our stock, and warrants to purchase an additional 4,157,500 common shares of our stock.  Clal Finance Underwriting Ltd., an affiliate of CBI (they are affiliated because both companies are indirectly controlled by the same parties) served as the best-efforts distributor in this offering. In return for its services, Clal Finance Underwriting was entitled to six percent (6%) of the gross immediate proceeds received in the private placements from non-interested parties in the Company (equal to a total of approximately $189,500), three percent (3%) of the proceeds received from any future exercise of investor warrants issued in the private placements, and a warrant for the purchase of up to five percent (5%) of the total number of securities (common shares and warrants) issued in the private placements (equal to 415,750 warrants).

In addition, during November 2010, we executed a public offering of 5,634,970 common shares of our stock and warrants to purchase an additional 5,634,970 shares of our Common Stock. Clal Finance Underwriting also served as the best-efforts distributor in this offering. In return for its services, Clal Finance Underwriting was entitled to four percent (4%) of any gross immediate proceeds of up to 6 million NIS, and six percent (6%) of any gross immediate proceeds above this sum (equal to approximately $273,325), a success fee of ten percent (10%) of the difference between the minimum and closing prices of the offering (equal to approximately $54,140), three percent (3%) of the proceeds received from any future exercise of investor warrants issued in the public offering, and a warrant for the purchase of up to one and three quarters percent (1.75%) of the total number of securities (common shares and warrants) issued (equal to 197,224 warrants).

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

The Company proposes to include the following table in an amendment to its Form S-1.

The following table illustrates the number of shares of the Company’s common stock registered for resale by the Selling Stockholders in this Registration Statement and in prior registration statements.

Total Number of Shares Outstanding Prior to the Offering Held by Non-Affiliates(1)	Number of Shares Registered for Resale by the Selling Stockholder in Prior Registration Statements	Number of Shares Previously Registered for Resale by the Selling Stockholder that Continue to be Held by the Selling Stockholder	Number of Shares that have been Sold in Registered Resale Transactions by the Selling Stockholder		Number of Shares Registered for Resale in this Registration Statement
17,568,561	1,822,759	1,721,532	100,997	(2)	10,936,747	(3)

(1)
This number includes all shares outstanding prior to the date of this response letter.  This figure excludes holdings of the Selling Stockholders, affiliates of the Company, or affiliates of the Selling Stockholders. Amongst these excluded holdings are 1,085,255 shares of common stock held by Epsilon Mutual Funds (1991) Ltd., as the latter is likely to be considered an affiliate of CBI, even though CBI has disclaimed beneficial ownership of such shares in a Schedule 13G statement filed with the Securities and Exchange Commission ("SEC") on September 13, 2010.

(2)	See footnotes 8 and 9 in response to comment 4, above, for details of these sales.
(3)
Including 63,939 outstanding shares held by Tikcro, and a maximum of 3,464,385 and 1,385,754 shares receivable upon full conversion of a debenture by Tikcro and CBI, respectively, and 4,301,906 and 1,720,763 shares receivable upon full exercise of a warrant by Tikcro and CBI, respectively. As explained in response to comment 1, should the Selling Stockholders exercise these warrants cashlessly, they will receive fewer shares of Common Stock than the maximum listed herein.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

o	the date on which each such selling shareholder entered into that short position; and

o
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debentures transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debentures transaction, before the filing or after the filing of the registration statement, etc.).

The Company intends to make all payments on the overlying securities. For information regarding the Company’s financial ability to do so, please see the section entitled, “Risks Related to Our Business and Industry, Our Financial Results and Our Need for Financing” in the prospectus on filed with the SEC on November 22, 2010 pursuant to Rule 424(b).

To the best of our knowledge, neither Selling Stockholder has an existing short position in our stock.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

Except for the March 2010 Private Placement with CBI (as described in response to comment 6, above), the Company's believes that a description of the relationships and arrangements you request above is already presented in the Registration Statement, as are all agreements between and/or among those parties in connection with the sale of the convertible debentures (as requested above). Any relationships and arrangements between the Selling Stockholders and the Company are detailed in the section entitled “Certain Relationships and Related Transactions – Private Placements”, in the Registration Statement.

The agreements between the Company and the Selling Stockholders in connection with the sale of the Debentures are detailed in the section entitled “Description of Securities – Convertible Debentures” in the Registration Statement.  The form of the agreements is included as Exhibit 4.3 of the Registration Statement.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
December 28, 2010

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response

Please see the response provided in response to comment 1, above.

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response

The Company proposes to include the following information in an amendment to its Form S-1.

To the best of our knowledge, CBI is controlled by Clal Industries and Investments, Ltd., which is controlled by IDB Development Corp., Ltd., which is controlled by IDB Holdings Corp., Ltd., which is controlled by Ganden Holdings, Ltd., which is controlled by Mr. Nochi Dankner.

To the best of our knowledge, Steven N. Bronson  beneficially owns approximately 13.9% of Tikcro’s outstanding ordinary shares. Eric Paneth, Chief Executive Officer and a director of Tikcro, beneficially owns approximately 13.4% of Tikcro’s outstanding ordinary shares. Izhak Tamir, Chairman of the Board of Tikcro, beneficially owns approximately 12.3% of the outstanding ordinary shares of Tikcro. Currently, none of them is a party to a shareholders agreement.

Sincerely,

 /s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.